Luis Carrillo
Luis Carrillo, Partner; SteadyLaw Group, LLP
501 W. Broadway, Suite 800San Diego, CA 92101
direct phone: 619.399.3102; main phone: 619.399.3090; fax: 619.330.1888

December 21, 2006

Mr. Roger Schwall
Ms. Donna Levy
U.S. Securities and Exchange Commission
Washington, D.C. 7010

Re:	Nuport Group Inc.
Registration Statement on Form SB-1
Filed November 03, 2006.
File No.333-138394

Dear Mr. Schwall and Ms. Levy,

In response to your letter dated November 30, 2006, Nuport Group Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

In addition, Nuport received two comments from the SEC delivered via phone, requesting that we address the following concerns,

1.	On the cover page of the prospectus there appears to be a typo when referencing the page number for the risk factors. Either it is unreadable for covered up by some other text.

2.	Refer to Mr. Chomos as an underwriter throughout the entire registration statement. Initially he is termed an underwriter, but through the remainder of the document: he “may be an underwriter”

We have revised our disclosure to address the above two comments.

General

1.

We have revised our filing under this heading to more fully disclose the risk to investors of a conflict of interest. In particular, we added a risk under “Risk Factors” disclosing that Lorne Chomos is the sole officer of Blackmont Resources Inc., a company which competes directly with Nuport Group. We have also disclosed under “Business of the Issuer, General Overview” that the Nuport claims (Constitution Gold Property) are in close proximity to the Blackmont Resources claims (Oyster Gold Property).

Business of the Issuer

2.	We have filed written consents from both Messrs. Laid and Thompson in which they agree to the Company’s disclosure and to being named as experts in the registration statement.

Director’s, Executives Officers and Significant Employees

3.

We have revised our disclosure under this heading to indicate Mr. Chomos’ affiliation with Blackmont Resources Inc. An oversight and unintentional error on our part led to Mr. Chomos’ connection to Blackmont resources not being disclosed on our previous registration statement.

4.	We have revised our discourse under this heading to provide a properly structured biography of Mr. Lorne Chomos.

Remuneration of Directors and Officers

5.	We have revised our filing to indicate that the remuneration period described in the table was from inception (May 3, 2006) to the end of the audited period (September 30, 2006).

Legal Matters

6.	Please note that subsequent to our initial filing the Company has changed its attorney from Aaron D. McGeary to Luis Carrillo. This updated information has been included in this amended filing.

Available Information

7.	We have revised our filing to include an updated address we provide for the Securities and Exchange Commission.

If you have any questions or concerns, please feel free to contact us anytime.

/S/ Luis Carrillo